Exhibit 12.1

World Air Holdings, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	2006	2005	2004		2003		2002		2001
(Loss) Income from continuing operations	$(2,292)	$31,628	$25,587		$15,321		$2,041		$(26,037)
Add Fixed Charges	44,701	42,229	31,455		34,662		33,893		32,055

Earnings (as defined)	$42,409	$73,857	$57,042		$49,983		$35,934		$6,018

Fixed charges
Interest expense	3,657	4,467	5,139		5,223		4,690		5,981
amortization of debt issurance cost	185	369	568		943		258		197
estimated interest component of rent expenses	40,859	37,393	25,748		28,496		28,945		25,877

Total fixed charges	$44,701	$42,229	$31,455		$34,662		$33,893		$32,055

Ratio of earnings to fixed charges (1)	0.94	1.75	1.81	x	1.44	x	1.06	x
Deficiency in earnings to cover fixed charges	$2,292								$26,037

(1)	The “ratio of earnings to fixed charges” represent earnings divided by fixed charges, as defined in the following paragraph. The “deficiency” represents the amount of fixed charges in excess of earnings.

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of earnings (loss) from continuing operations before income taxes and changes in accounting principle plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance cost, and one-third of rent expense, which is deemed to be representative of interest expense.